Exhibit 99.2

LETTER TO THE COMMISSION PURSUANT TO TEMPORARY NOTE 3T

CHARTER COMMUNICATIONS, INC.
12405 Powerscourt Drive, Suite 100
St. Louis, Missouri 63131

March 29, 2002

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

         Pursuant to temporary note 3T, Charter Communications, Inc. has obtained a letter of representation from Arthur Andersen stating that the December 31, 2001 audit was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen was not relevant to the audit.

Very truly yours,

CHARTER COMMUNICATIONS, INC.

By:	/s/ Kent D. Kalkwarf Executive Vice President, Chief Financial Officer